4 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 370,800 RELX PLC ordinary shares at a price of 1206.2045p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 77,667,280 ordinary shares in treasury, and has 1,098,986,489 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 13,787,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 330,000 RELX NV ordinary shares at a price of €14.4920 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 69,529,194 ordinary shares in treasury, and has 979,324,849 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 12,415,800 shares.